EXHIBIT 99.1

Electra Strengthens Commercial Team with Appointment of Veteran Cobalt and Nickel Trader Douglas Geniti

TORONTO, Sept. 01, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced that it has engaged Douglas Geniti as Senior Advisor, Commercial Strategy. Based in New York, Mr. Geniti will support Electra’s commercial planning as the Company advances construction of its North American cobalt sulfate refinery toward commissioning and production ramp-up in 2027.

Mr. Geniti brings more than 35 years of experience across the critical-minerals value chain, specializing in cobalt, nickel and minor metals. His background spans global trading, feedstock sourcing, refining, recycling, logistics, customer contracting and government engagement across North America, Africa, Europe and Asia.

“Douglas brings a rare combination of trading expertise, operating knowledge and established relationships across the global cobalt and nickel markets,” said Michael Insulan, Vice President, Commercial. “As we prepare the refinery for commissioning and operations, his experience will strengthen our commercial execution across feedstock and customer development. His expertise with industrial and defense supply chains is expected to support Electra’s broader role in building a secure North American critical-minerals platform.”

Most recently, Mr. Geniti served as Senior Manager, Cobalt, Nickel & Minor Metals at Sumitomo Corporation of the Americas, where he led commercial strategy and trading activities, managed relationships with producers, refiners and industrial consumers, and supported long-term supply agreements and risk-management strategies. Earlier in his career, he spent over 10 years with Sogem-Afrimet, now part of Umicore, and African Metals Corporation, where he led the North American sales agency for Gécamines cobalt and managed international logistics and sales activities.

In his advisory role, Mr. Geniti will work with Electra’s leadership team on feedstock strategy, customer engagement, product marketing and commercial agreements, with a particular focus on opportunities in the United States. He will also provide market intelligence and strategic guidance related to opportunities across industrial, battery and defense markets.

“Electra is establishing critical refining capacity at a time when governments and industrial customers are placing greater importance on secure, transparent and resilient mineral supply chains,” said Mr. Geniti. “The Company’s refinery intends to create an important link between responsibly sourced cobalt and North American customers. I look forward to supporting the team as it prepares for commissioning and develops the commercial relationships required for long-term operations.”

Electra’s North American cobalt refinery is designed to initially produce 5,120 tonnes per annum of battery-grade cobalt sulfate. Construction is underway, with mechanical completion targeted for the second quarter of 2027. The Company is also advancing an engineering study for a potential refinery in the southeastern United States targeting approximately 15,000 tonnes per year of nickel sulfate and nickel metal and 1,000 tonnes per year of cobalt metal. In June 2025, Electra also completed a feasibility-level Class 3 engineering study for a potential modular black mass recycling facility adjacent to its Ontario refinery. The proposed facility would use Electra’s hydrometallurgical process to recover lithium, nickel, cobalt, manganese and graphite from battery manufacturing scrap and end-of-life lithium-ion batteries, with recovered cobalt supplying the adjacent cobalt sulfate refinery.

These initiatives form the foundation of Electra’s strategy to build a diversified North American battery materials platform, anchored by its Ontario cobalt sulfate refinery and supported over time by potential expansion into nickel refining and battery recycling. By combining primary critical-mineral refining with the recovery and recirculation of materials from battery manufacturing scrap and end-of-life batteries, Electra expects these initiatives to support a more integrated and resilient North American supply chain for cobalt, nickel, lithium and other critical battery materials.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements relating to the anticipated timing of mechanical completion and commencement of operations at the refinery; expected production capabilities; anticipated economic, employment and supply-chain benefits; the Company's financing plans strategic objectives; business plans; future operations; and growth opportunities; the announced nickel refinery engineering study, including its scope, timing, costs and expected results; engineering studies and incremental investments; feedstock supply, product offtake, tolling and other commercial arrangements; the technical and commercial viability of a potential nickel refinery project; any decision to advance, defer or not proceed with further development of the project; . Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov.